EXHIBIT 10(a)(6)

CLECO CORPORATION
2000 LONG-TERM INCENTIVE COMPENSATION PLAN
Amendment No. 4
(Code Section 409A Compliance)

Whereas, Cleco Corporation, a corporation organized and existing under the laws of the State of Louisiana (the "Company"), maintains the Cleco Corporation 2000 Long-Term Incentive Compensation Plan, which plan was first effective as of January 1, 2000, and has been amended from time to time (the "Plan");

Whereas, certain awards under such Plan may constitute "deferred compensation" within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended, and must now be amended to comply with the provisions thereof;

Now, therefore, the Plan shall be amended as provided below.

1.   **Definitions:**

1.1   Section 2.3 of the Plan shall be amended and restated to read in its entirety as follows:

"2.3   The term '**Cause**,' unless otherwise specified in an employment or similar agreement between a Participant and the Company, means that a Participant has:

a.   Committed an intentional act of fraud, embezzlement or theft in the course of employment or otherwise engaged in any intentional misconduct which is materially injurious to the financial condition or business reputation of the Company or its Affiliates;

b.   Committed intentional damage to the property of the Company and its Affiliates or committed intentional wrongful disclosure of proprietary information or confidential information, which is materially injurious to the financial condition or business reputation of the Company or its Affiliates;

c.   Been convicted with no further possibility of appeal, or entered a guilty or *nolo contendere* plea, for a felony or a crime involving moral turpitude;

d.   Willfully and substantially refused to perform the essential duties of his or her position after written notice from the Company;

e.   Intentionally, recklessly or negligently violated any material provision of the Company's code of conduct or equivalent code of policy that is applicable to the Participant;

f.   Intentionally, recklessly or negligently violated any material provision of the Sarbanes-Oxley Act of 2002 or any of the rules adopted by the Securities and Exchange Commission implementing any such provision; or

g.   Failed to fully cooperate to the extent requested by the Company or an Affiliate with investigations by government or independent agencies involving the Company or an Affiliate.

No act or failure to act on the part of a Participant will be deemed 'intentional' if it was due primarily to an error in judgment or negligence, but will be deemed 'intentional' only if done or omitted to be done by a Participant not in good faith and without reasonable belief that his or her action or omission was in the best interest of the Company or an Affiliate."

1.2   Section 2.10 of the Plan shall be amended and restated to read in its entirety as follows:

"2.10   The term '**Disability**' shall mean that a Participant, by reason of a medically determinable physical or mental impairment that can be expected to result in death or last for a continuous period of not less than 12 months, (a) has been receiving income replacement benefits for a period of not less than three months under a separate long-term disability plan or policy maintained by the Company or an Affiliate, or (b) is unable to engage in any substantial gainful employment."

1.3   The following Section 2.28 shall be added to the Plan to read in its entirety as follows:

"2.28   The term '**Dividend Equivalent Unit**' shall mean an amount equal to cash dividends paid with respect to the Company's Common Stock. Such units shall be awarded in the discretion of the Committee and shall be allocated to a Ledger Account established hereunder. Dividend Equivalent Units may relate to Restricted Stock or to Common Stock Equivalent Units awarded hereunder."

1.4   The following Section 2.29 shall be added to the Plan to read in its entirety as follows:

"2.29   **Compliance Definitions:**

a.   The term '**409A Incentive**' shall mean an Incentive that (i) is first awarded under the Plan after December 31, 2004, or awarded prior to such date and vested or payable after such date, and (ii) is awarded in the form of Common Stock Equivalent Units, whether as 'opportunity shares' or 'opportunity CEUs' or otherwise, or in the form of Dividend Equivalent Units, without regard to whether any such unit is settled in the form of cash or Common Stock."

b.   The term '**Separation Date**' shall mean the later of the date on which (a) a Participant's employment with the Company and its Affiliates ceases, or (b) the Company and such Participant reasonably anticipate that he or she will perform no further services for the Company and its Affiliates, whether as a common law employee or independent contractor. Notwithstanding the foregoing, a Participant may be deemed to have separated from service if he or she continues to provide services to the Company or an Affiliate, whether as an employee or an independent contractor, provided such continuing services are not more than 20% of the average level of services performed by such Participant during the immediately preceding 36-month period. If a termination of employment or other separation from service, including Retirement, is required as a condition of any certification of Common Stock or cash payment hereunder, such termination or separation shall be determined with reference to such Participant's Separation Date."

c.   "The term '**Specified Employee**' shall be determined in accordance with Code Section 409A and shall generally mean that a Participant is a 'key employee' of the Company or an Affiliate, within the meaning of Code Section 416(i), (ii) or (iii), but determined without regard to paragraph (i)(5) thereof, as of his or her Separation Date. A Participant who satisfies such requirement as of a December 31st shall be considered a Specified Employee hereunder during the 12-month period commencing on the immediately following April 1st."

2. **Administration:**

2.1 The following Section 5.3 shall be added to the Plan to read in its entirety as follows:

"5.3 **Administration of 409A Incentives**. With respect to any 409A Incentive awarded hereunder and notwithstanding any provision of this Plan or the terms of any such Incentive to the contrary, the Committee (or its designee) shall:

a. Exercise discretion with respect to the administration of any such 409A Incentive only to the extent such discretion is permitted to be exercised hereunder and such discretion may be exercised in accordance with the provisions of Code Section 409A.

b. At the end of each Performance Cycle, cause any Common Stock to be certificated and delivered or cash payment to be made as of the first business day of the second calendar month following the end of such cycle."

2.2 The following section 5.5 shall be added to the Plan to read in its entirety as follows:

"5.5 **Specified Employee Delay.** If a Participant is a Specified Employee as of his or her Separation Date, any Common Stock to be certificated and delivered or cash payment to be made with respect to a 409A Incentive on account of such Participant's termination of employment or other separation from service, including Retirement, shall be postponed until the first business day of the seventh calendar month following such Separation Date. The Company shall make such payment at the time provided herein without liability for interest or other loss of investment opportunity.

3. **Change in Control; Business Transaction:**

3.1 Section 12.5 of the Plan shall be amended and restated to read in its entirety as follows:

"12.5 **Change in Control.** Unless otherwise provided by the Committee at the time of grant or award hereunder, in the event of a Change in Control:

a. All outstanding Options shall be and remain fully vested and exercisable during the six-month period following such change or such longer period provided in any agreement evidencing an individual grant hereunder, but in no event more than ten years following the date of such grant;

b. Any further restrictions or conditions, whether on transfer or otherwise, imposed with respect to Restricted Stock awarded hereunder shall be deemed lapsed; any such award shall be promptly certificated and delivered to each affected Participant hereunder;

c. Any Dividend Equivalent Units then allocated to a Ledger Account shall be determined at the target level;

d. Any Performance Objectives then applicable to any 409A Incentive, other than Dividend Equivalent Units, shall be deemed satisfied at the maximum level; and

e.   Any cash payment to be made or Common Stock to be certificated and delivered with respect to any 409A Incentive shall be paid or delivered, as the case may be, free of further restriction or limitation, upon the earlier of:

        i.   Each affected Participant's death, Disability or Separation Date; or

        ii.   The first business day of the second calendar month following the end of the Performance Cycle with respect to which such Incentive relates.

3.2   The following paragraph shall be added to Section 12.6 of the Plan to read in its entirety as follows:

"Notwithstanding the generality of the foregoing, the amount of any cash payment to be made or the number of shares of Common Stock to be certificated hereunder shall be determined in accordance with the provisions of Section 12.5 hereof and shall be paid or delivered as of an affected Participant's Separation Date."

4.   **Effectiveness:**

This Amendment No. 4 is generally effective for grants and awards made on or after January 1, 2009; provided, however, that with respect to 409A Incentives granted prior to January 1, 2009, such grants and awards shall be made and administered in good faith compliance with Code Section 409A, including the applicable guidance promulgated thereunder.

This Amendment No. 4 was approved by the Company's Board of Directors on October 31, 2008, to be effective as of the date or dates set forth herein.

                        Cleco Corporation

                        By: /s/ G. W. Bausewine

                        Its: S.V.P., Corporate Services

                        Date: November 4, 2008